Highland Business Services, Inc.

May 10, 2011

Laura Veator

United States

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549

RE:           Highland Business Services, Inc.

Item 4.01 Form 8-K

Filed May 3, 2011

File No. 001-34642

Dear Ms. Veator,

This correspondence is in response to your letter dated May 6, 2011 in reference to our filing of the Item 4.01 Form 8-K filed May 3, 2011.

Item 4.01 Form 8-K Filed may 3, 2011

1.
Please amend your filing by changing the Item Tag to your filing. In this regard, we note that you appear to have incorrectly filed your change in independent registered public accountants under Item 4.02 of Form 8-K.

Response: We have amended our filing by changing the Item Tag to our filing to Item 4.01.

In connection with the response to your comment, Highland Business Services, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 480-588-3336, or our counsel at 619-704-1310.

Sincerely,

/s/ Donna Moore, Chief Financial Officer

Cc:           Donald J. Stoecklein, Esq.
Stoecklein Law Group